Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-231387) on Form S-8 of Parsons Corporation of our report dated June 17, 2021, with respect to the statements of net assets available for benefits as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the supplemental schedule, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, of Parsons Corporation Employee Stock Ownership Plan, which appears in this Annual Report on Form 11-K of Parsons Corporation Employee Stock Ownership Plan for the year ended December 31, 2020.

/s/ Baker Tilly US, LLP

Irvine, California

June 17, 2021